FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited
Financial Results for the Fiscal Year 2010 Second Quarter Ended December 31, 2009

BEIJING, Feb. 10 /PRNewswire-Asia-FirstCall/ —

Q2 FY 2010 Highlights

●	Unprecedented backlog reported at $219.7 million as of December 31, 2009

●	Revenues of $46.2 million, as compared to $38.2 million quarter over quarter, and $52.5 million year over year

●	Non-GAAP net income attributable to Hollysys of $8.1 million, as compared to $6.6 million quarter over quarter, and $11.1 million year over year

●	$13.7 million net cash generated from operations for the quarter ended on December 31, 2009;

●	$138.9 million cash and cash equivalents as of December 31, 2009, and DSO at 137 days

●	The first 300-350kph high-speed rail Zhengzhou-Xian line commissioned by Hollysys’ signaling systems successfully put in commercial operation

●	Delivered the first ever China-made DCS for ultra supercritical GW level thermal power station in China

●	Hollysys buying out the minority interest in subsidiary Beijing Hollysys

Beijing, China – February 10, 2010 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for its fiscal second quarter of fiscal year 2010 ended December 31, 2009 (see attached tables).

Hollysys Automation Technologies, Ltd	Page 2
February 10, 2010

Dr. Changli Wang, Hollysys’ Chief Executive Officer, stated, “We are pleased to report a strong fiscal 2010 second quarter with solid financial and operational results and significant strategic progress. The management is satisfied with our financial performance, from both operating and financial perspective, given the adverse impact of economic downturns and uncertainties we’ve experienced over the past 12 months. We accomplished the net income target set out at the beginning of the fiscal year, while steadfastly increasing investment in research and development activities to maintain Hollysys a leading player in its end-markets with advanced technologies and products.”

 “We are very excited that during the December quarter, we have successfully completed the testing, delivery, and installation of our high-speed railway signaling systems for the Zhengzhou-Xi’an high-speed railway line. After a successful trial run on January 28, 2010, the Zhengzhou-Xi’an line became officially operational on February 6, 2010, marking a maximum speed limit of 352 km/h.  Having our state-of-the-art automation and control systems installed for one of the world’s fastest running high-speed rail lines is a concrete testament of our advanced R&D, production, and project implementation capabilities in the high-speed railway sector. As China continues to stay on track in achieving its 13,000 km high-speed railway build-out target by 2012, the Zhengzhou-Xi’an high-speed railway line is one of the first railway lines launched in China with a designed traveling speed of 300kph or higher, together with the Wuhan-Guangzhou high-speed railway line.

We are also very proud that during the December quarter, we commenced delivering our proprietary designed and manufactured large-scale industrial Distributed Control Systems (DCS) to China’s largest 1000 MW (1GW) ultra-supercritical thermal power station, Guohua Taishan Power Plant. This signifies China’s first-ever deployment of domestic made large-scale DCS in lieu of imported systems for the ultra-supercritical thermal power stations in China. As a follow-on contract subsequent to several successful DCS applications in the 600MW thermal power stations, this strategic reference project further validated Hollysys’ dominant position in China’s industrial automation and control field. “

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February 10, 2010

“Also in the December quarter, we have initiated the non-controlling interest buyout program in acquiring 24.11% of the non-controlling interest in Beijing Hollysys, one of the two operating subsidiaries of Hollysys Automation Technologies, Ltd., from the Rilin Group.  The non-controlling interest buyout initiative is of important strategic significance to Hollysys, in that the non-controlling interest acquisition will bring Beijing Hollysys to a wholly-owned subsidiary of Hollysys, and will contribute the full earnings and revenue growth potential to the listing entity, particularly in the areas of high-speed railway, subway, and nuclear automation.”

Dr. Wang continued, “On top of the minority buy-out, we also managed to form a strategic partnership with Rilin Group to supply our industry-leading automation and control solutions and products to some of the exciting business lines of the Rilin group, such as wind power and shipbuilding industries. Such strategic partnership will provide Hollysys a high entry platform to further scale its core proprietary automation and control technologies to some of the most attractive end markets in China today.”

Q2 Fiscal Year 2010 Unaudited Financial Results Summary
To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is included below.

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February 10, 2010

In USD thousands, except share numbers and EPS

	Three Months ended			Six Months ended
	Dec 31, 2009	Dec 31, 2008	% Change	Dec 31, 2009	Dec 31, 2008	% Change

Revenues	$46,163	52,526	-12.1%	$84,357	89,831	-6.1%
Integrated Contract Revenue	$43,970	50,225	-12.5%	$79,840	86,183	-7.4%
Products Sales	$2,193	2,301	-4.7%	$4,516	3,647	23.8%
Cost of Revenues	$31,770	34,376	-7.6%	$55,754	58,600	-4.9%
Gross Profit	$14,393	18,151	-20.7%	$28,603	31,230	-8.4%
Total Operating Expenses	$5,365	3,976	34.9%	$11,229	8,601	30.6%
Selling	$3,573	2,651	34.8%	$6,299	5,416	16.3%
General and Administrative	$4,014	1,918	109.3%	$6,441	4,184	54.0%
Research and Development	$3,395	1,942	74.8%	$6,249	3,109	101.0%
VAT refunds and government subsidy	$(5,618)	(2,536)	121.6%	$(7,760)	(4,108)	88.9%
Income from Operations	$9,028	14,175	-36.3%	$17,374	22,630	-23.2%
Others	$17	1,013	-98.4%	$49	662	-92.6%
Income Tax Expenses	$102	1,434	-92.9%	$922	2217	-58.4%
Non-GAAP Net income attributable to non-controlling interest	$864	2,608	-66.9%	$1,794	3,785	-52.6%

Non-GAAP Net Income attributable to Hollysys Automation Technologies Ltd.	$8,079	11,146	-27.5%	$14,707	17,290	-14.9%

Basic Non-GAAP EPS	$0.16	0.25	-36.2%	$0.29	0.39	-25.1%
Diluted Non-GAAP EPS	$0.16	0.25	-36.7%	$0.29	0.39	-25.7%

Stock-based Compensation Cost for Options	$131	44	195.1%	$262	89	195.1%
Stock-based Compensation Cost for Incentive Shares	$-	17,000	-100.0%	$-	17,000	-100.0%

Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$7,948	(5,899)	-234.7%	$14,445	202	7067.4%

Basic GAAP EPS	$0.16	(0.13)	-218.6%	$0.29	0.00	6207.9%
Diluted GAAP EPS	$0.16	(0.13)	-217.6%	$0.29	0.00	6160.5%

Basic Weighted Average Common Shares Outstanding	49,942,614	43,964,353	13.6%	49,942,614	43,953,484	13.6%
Diluted Weighted Average Common Shares Outstanding	50,653,381	43,964,353	15.2%	50,465,837	43,953,484	14.8%

For the three months ended December 31, 2009, total revenues amounted to $46.2 million, compared to $38.2 million quarter over quarter, and$52.5 million year over year ..  Of the total revenues, revenue from integrated contracts amounted to $44.0 million, and that of each segment was as follows:
•	$29.6 million, or 67.2%, related to Industrial Automation & Control;

Hollysys Automation Technologies, Ltd	Page 5
February 10, 2010

•	Rail and subway was $10.7 million, or 24.2%, of which $8.4 million, or 19.0%, was from Rail Signaling and Control projects, and $2.3 million, or 5.2%, was from Subway System Integration projects; and
•	$3.7 million, or 8.6%, related to Nuclear Plant Control projects and miscellaneous.

As a percentage of total revenues, overall gross margin was 31.2% for the three months ended December 31, 2009, as compared to 34.6% for the prior year period, mainly due to gross margin for products sold decreased from 74.2% to 35.7% year over year. The gross margin for integrated contracts was 31.0% for the three months ended December 31, 2009, compared to 32.7% for the same period of the prior year.

For the three months ended December 31, 2009, selling expenses were $3.6 million, compared to $2.7 million year over year. The increase in selling expenses was mainly due to the Company’s increased marketing activities. As a percentage to total revenues, selling expenses were 7.7% and 7.1% for the three months ended December 31, 2009 and September 30, 2009, respectively.

General and administrative expenses, excluding non-cash share compensation expenses, were $4.1 million for the quarter ended December 31, 2009, or 8.8% of total revenues, compared to $1.9 million, or 3.7%, for the same period of the prior year.  The increase was mainly due to an increase of $0.8 million in allowance for doubtful accounts, an increase of $0.5 million in staff salaries and bonus, and an increase of $0.4 million in professional fee.

Research and development expenses were $3.4 million for the three months ended December 31, 2009, a 74.8% increase as compared to $1.9 million for the same period of the prior year. As a percentage to total revenue, R&D expenses were 7.4% and 3.7% for three months ended December 31, 2009 and 2008, respectively. The increase was mainly due to increased R&D activities.

For the three months ended December 31, 2009, non-GAAP net income attributable to Hollysys excluding non-cash share compensation expense was $8.1 million, or $0.16 per diluted share based on approximately 50.6 million shares outstanding, as compared to $11.1 million, or $0.25 per share based on approximately 44 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $7.9 million, or $0.16 per diluted share based on approximately 50.6 million shares outstanding, compared to net loss of $5.9 million, or $(0.13) per diluted share based on 44 million shares outstanding, for the same period of the prior year.

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February 10, 2010

Backlog Highlights
Hollysys’ backlog as of December 31, 2009 was $219.7 million, compared to $187.5 million at September 30, 2009. The detailed breakdown for the backlog by segment is as followings:
•	$107.6 million related to subway business , or 49.0% of the total backlog;
•	$53.0 million related to industrial automation, or 24.1% of the total backlog;
•	$53.9 million related to high-speed rail, or 24.5% of the total backlog;
•	$5.2 million related to Nuclear and other miscellaneous contracts, or 2.4% of the total backlog.

Cash Flow Highlights
Hollysys generated operating cash flow of $13.7 million for the three months ended December 31, 2009. Including investing and financing activities, the total net cash inflow for the three months ended December 31, 2009 was $8.3 million.

Balance Sheet Highlights
As of December 31, 2009, Hollysys’ cash and cash equivalents were $138.9 million, compared to $130.6 million at September 30, 2009. Days Sales Outstanding (“DSO”) for Q2 FY 2010 is 137 days, as compared to 157 days quarter over quarter. Inventory turnover is 58 days for quarter ended December 31, 2009, compared to 75 days quarter over quarters.

Outlook for FY 2010

Dr. Wang concluded, “Given our strong backlog level and sales pipeline, we are reiterating our revenue and non-GAAP net income guidance in the range of $185.9M to $192.2M and $30.3M and $31.4M respectively.  “

Hollysys Automation Technologies, Ltd	Page 7
February 10, 2010

Conference Call
Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET/10:00 PM Beijing time on Thursday, February 11, 2010. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and asking to be connected to the Hollysys Automation Technologies conference call.  The conference call identification number is 52373507.

1-866-519-4004 (USA)
800-819-0121 (China Landline)
400-620-8038 (China Mobile)
+ 65-67357955 (International）

In addition, a recording of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/pubdown/110210.zip

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

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February 10, 2010

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd	Page 9
February 10, 2010

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com

Or

Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com

Hollysys Automation Technologies, Ltd	Page 10
February 10, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended December 31,		Six months ended December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$43,969,826	$50,224,953	$79,840,377	$86,183,341
Products sales	2,193,281	2,301,260	4,516,338	3,647,422
Total revenues	46,163,107	52,526,213	84,356,715	89,830,763

Cost of integrated contracts	30,360,789	33,781,932	53,944,533	57,184,167
Cost of products sold	1,409,204	593,712	1,808,782	1,416,208
Gross profit	14,393,114	18,150,569	28,603,400	31,230,388

Operating expenses
Selling	3,573,479	2,650,876	6,299,120	5,416,241
General and administrative	4,145,028	18,962,598	6,703,341	21,272,337
Research and development	3,395,326	1,942,224	6,248,605	3,108,688
VAT refunds and government subsidy	(5,617,990)	(2,535,529)	(7,759,870)	(4,107,917)
Total operating expenses	5,495,843	21,020,169	11,491,196	25,689,349

Income from operations	8,897,271	(2,869,600)	17,112,204	5,541,039

Other income (expense), net	(104,264)	664,819	44,801	872,574
Share of net gains of equity investees	363,689	611,218	599,974	385,455
Interest expense, net	(242,729)	(262,976)	(595,532)	(595,659)
Income before income taxes	8,913,967	(1,856,539)	17,161,447	6,203,409

Income taxes expenses	101,808	1,433,715	921,806	2,216,987
Net income	8,812,159	(3,290,254)	16,239,641	3,986,422

Less: Net income attributable to non-controlling interest	864,370	2,608,463	1,794,294	3,784,879
Net income attributable to Hollysys Automation Technologies Ltd.	$7,947,789	$(5,898,717)	$14,445,347	$201,543

Weighted average number of common shares	49,942,614	43,964,353	49,942,614	43,953,484

Weighted average number of diluted common shares	50,653,381	43,964,353	50,465,837	43,953,484

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.16	(0.13)	0.29	0.00

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.16	(0.13)	0.29	0.00

Other comprehensive income
Net income	8,812,159	(3,290,254)	16,239,641	3,986,422
Translation adjustments	(3,563)	(777,455)	117,899	851,302
Comprehensive income	8,808,596	(4,067,709)	16,357,540	4,837,724

Less: Comprehensive income attributable to non-controlling interest	864,967	2,517,936	1,813,243	3,880,183
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$7,943,629	$(6,585,645)	$14,544,297	$957,541

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February 10, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	December 31,	September 30,
	2009	2009
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$138,934,585	$130,598,078
Contract commitment deposit in banks	3,623,312	4,407,069
Accounts receivable, net of allowance for doubtful accounts of $7,470,817 and $6,742,484	62,471,834	63,571,474
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $910,459 and $759,356	42,257,120	43,842,207
Other receivables, net of allowance for doubtful accounts of $154,829 and $183,175	4,173,793	4,255,909
Advances to suppliers	5,435,659	4,832,369
Amount due from related parties	9,918,280	9,919,384
Inventories, net of provision of $1,187,717 and $972,778	19,704,487	19,286,897
Prepaid expenses	994,471	1,043,141
Deferred tax assets	1,282,775	820,007
Total current assets	288,796,316	282,576,535

Property, plant and equipment, net	48,640,944	48,262,000
Long term investments	13,751,983	13,352,627
Goodwill	284,936	-
Long term deferred expenses	-	76,515
Deferred tax assets	767,822	766,389

Total assets	352,242,001	345,034,066

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	1,464,493	1,464,343
Bonds payable	11,715,947	-
Accounts payable	34,789,135	37,161,317
Deferred revenue	26,507,895	25,961,044
Accrued payroll and related expense	5,195,086	4,159,199
Income tax payable	822,727	2,047,086
Warranty liabilities	2,000,454	1,865,333
Other tax payables	7,283,233	8,793,827
Accrued liabilities	7,482,159	2,565,291
Amounts due to related parties	2,901,648	2,263,833
Deferred tax liabilities	231,686	219,425
Construction cost payable	5,221,674	9,145,412
Total current liabilities	105,616,137	95,646,110

Long-term bank loans	36,612,334	36,608,581
Long-term bonds payable	-	11,714,746

Total liabilities	142,228,471	143,969,437

Commitments and contingencies	-	-

Hollysys Automation Technologies, Ltd	Page 12
February 10, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	December 31,	September 30,
	2009	2009
	(Unaudited)	(Unaudited)
Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 49,942,614 and 49,942,614 shares issued and outstanding	49,943	49,943
Additional paid-in capital	130,393,281	130,262,262
Appropriated earnings	15,135,442	15,135,442
Retained earnings	27,677,601	19,729,812
Accumulated comprehensive income – translation adjustments	14,000,995	14,005,155
Total Hollysys Automation Technologies Ltd. stockholder’s equity	187,257,262	179,182,614

Non-controlling interest	22,756,268	21,882,015
Total equity	210,013,530	201,064,629

Total liabilities and equity	$352,242,001	$345,034,066

Hollysys Automation Technologies, Ltd	Page 13
February 10, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended December 31, 2009	Six months ended December 31, 2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$8,812,159	$16,239,641
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	971,288	1,587,024
Allowance for doubtful accounts	889,674	1,411,469
Provision for inventories	214,939	73,577
Loss on disposal of property, plant and equipment	197,072	198,658
Share of net gains from equity investees	(363,689)	(599,974)
Amortization of expenses accrued for bond payable	15,300	30,603
Stock-based compensation	131,019	262,038
Deferred tax assets (liabilities)	(451,940)	(1,069,568)
Changes in operating assets and liabilities:
Accounts receivable	332,724	(7,192,151)
Cost and estimated earnings in excess of billings	1,433,983	8,671,194
Inventories	(632,428)	(940,693)
Advance to suppliers	(603,290)	2,432,197
Other receivables	110,462	(1,859)
Deposits and other assets	893,645	2,316,728
Amount due from related parties	263,492	(1,992,884)
Accounts payable	(2,758,472)	(3,829,489)
Deferred revenue	546,851	5,435,355
Accrued liabilities	5,795,085	5,956,543
Amount due to related parties	637,815	1,436,965
Tax payable	(2,734,953)	(2,443,943)
Net cash provided by operating activities	13,700,736	27,981,431

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,082,049)	(7,817,666)
Proceeds from disposing property, plant and equipment	2,411	4,034
Advance to related parties	645,238	645,238
Acquisition of long term investments	(1,000,337)	(1,000,337)
Dividends from equity investees	58,568	58,568
Acquisition of a subsidiary, net of cash acquired	15,302	15,302
Acquisition of equity interest from non controlling interest	-	(438,275)
Net cash used in investing activities	(5,360,867)	(8,533,136)

Cash flows from financing activities:
Repayments of short-term loans	-	(4,392,579)
Repayments of long-term bank loans	-	(5,124,676)
Net cash used in financing activities	-	(9,517,255)

Effect of foreign exchange rate changes	(3,362)	120,879
Net increase in cash and cash equivalents	$8,336,507	$10,051,919

Cash and cash equivalents, beginning of period	130,598,078	128,882,666
Cash and cash equivalents, end of period	$138,934,585	$138,934,585

Hollysys Automation Technologies, Ltd	Page 14
February 10, 2010

Reconcile GAAP Net Income (Loss) to Non-GAAP Net Income

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended December 31,		Six months ended December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss) attributable to Hollysys Automation Technologies Ltd.	$7,947,789	$(5,898,717)	$14,445,347	$201,543
Adjustments:
Stock-based compensation cost for options	131,019	44,394	262,038	88,788
Stock-based compensation cost for incentive shares	-	17,000,000	-	17,000,000
Non-Gaap Net Income attributable to Hollysys Automation Technologies Ltd.	$8,078,808	$11,145,677	$14,707,385	$17,290,331